KLW 3/24/14

14049475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
Hours per response... 12.00

SEC Mail Processing Section
MAR 11 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Transaction Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 South Figueroa Street, Suite 1450

(No and Street)

Los Angeles	**CA**	**90017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy **(213) 402-1563**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, **Kevin Murphy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Electronic Transaction Clearing, Inc.**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

State of California
County of Los Angeles

Subscribed and sworn to before me
this 7th day of March 2014

Notary Public

RABSY COLLINS
COMM. #1947710
Notary Public - California
Los Angeles County
My Comm. Expires Aug. 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers in securities pursuant to Rule 15c3-3.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC TRANSACTION CLEARING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Electronic Transaction Clearing, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. (the "Company"), as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As disclosed in Note 17 to the statement of financial condition, the Company has been sanctioned by the Chicago Board of Options Exchange ("CBOE") and is subject to further review by the Financial Industry Regulatory Authority, Inc. ("FINRA") relating to the Company's interpretation of certain Securities and Exchange Commission ("SEC") rules relating to the definition of customers. The Company, in conjunction with legal counsel represents that the Company has appropriately applied SEC rules on this matter, and it plans to defend its position before the CBOE and FINRA, and SEC on appeal if necessary. Should the Company ultimately be unsuccessful in defending these matters, including any potential appeals to the SEC, it may significantly impact the Company's operations as well as certain computations related to the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and the information relating to the possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission and compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. There is an uncertainty about the outcome of this matter. The accompanying statement of financial condition does not reflect any adjustments as a result of this uncertainty. Our audit opinion on the statement of financial condition is not modified as a result of this uncertainty.

EisnerAmper LLP

San Francisco, California
March 7, 2014

Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 1,103,015
Cash segregated under federal and other regulations	43,243,020
Deposits with clearing and depository organizations	2,852,000
Receivable from broker-dealers and clearing organizations	2,103,947
Receivable from broker-dealer omnibus accounts	39,508,614
Receivable from customers	610,697
Securities owned, at fair value	102,200
Prepaid expense	46,975
Other deposits and receivables	129,866
Furniture and office equipment, net	68,602
Total assets	$ 89,768,936
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to broker-dealers and clearing organizations	$ 22,725,871
Payable to customer omnibus account	16,846,210
Payable to customers	39,371,716
Accounts payable and accrued liabilities	7,801,630
Total liabilities	86,745,427
Commitments, contingencies, and guarantees (see Note 17):	
Subordinated borrowings	1,000,000
Stockholder's equity:	
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.001 par value; 10,000,000 shares authorized, 4,917,735 shares issued and outstanding	4,918
Additional paid-in capital	7,207,923
Accumulated deficit	(5,189,332)
Total stockholder's equity	2,023,509
Total liabilities, subordinated borrowings, and stockholder's equity	$ 89,768,936

See Accompanying Notes to Statement of Financial Condition

1. Summary of Business and Significant Accounting Policies

Business

Electronic Transaction Clearing, Inc. (the "Company") was incorporated on November 9, 2007 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the Chicago Board Stock Exchange, Boston Stock Exchange, National Stock Exchange, NASDAQ, NASDAQ OMX-PHLX, BATS Y Exchange, BATS Z Exchange, EDGA Exchange, EDGX Exchange, NYSE, NYSE Arca and Philadelphia Stock Exchange. The Company is a member of the National Securities Clearing Corporation ("NSCC") and a participant in the Depository Trust Company ("DTC"). The Company maintains omnibus relationships with Scotia Capital (USA), Inc. ("Scotia") and Lek Securities Corporation ("Lek"). The Company provides clearing services to customers and correspondent broker-dealers, and is a wholly owned subsidiary of ETC Global Holdings, Inc. (the "Parent").

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Securities Owned

Securities owned consist of certificates of deposit held at commercial banks with one year maturities. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements*.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost, net of accumulated depreciation of $68,602. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Clearing Fees

Clearing fees and related clearing expenses are recorded on trade-date basis as securities transactions occur.

1. Summary of Business and Significant Accounting Policies (continued)

Interest Income and Expense

Interest income earned on the Company cash balances is recorded on an accrual basis. Under the terms of the omnibus agreement, Scotia provides financing facilities to the Company's clients. These borrowings do not reflect borrowing of the Company and are not reflected in the accompanying statement of financial condition.

Rebates, trade processing, and clearing income

The Company charges each professional trading firm an additional processing fee, for the added operational and compliance resource requirements associated with providing services to these type of firms. The Company also allows the professional trading firms to access a third party smart router which internalizes orders and results in savings to the Company's clients. The Company receives a portion of the savings earned from use of this smart router/internalizer. The Company charges certain regulatory fees to every client trade cleared by the Company. The Company utilizes the most conservative method for computing the regulatory fees, at the prevailing rate published by the SEC. Exchanges and market venues invoice the Company for those regulatory fees. Differing computing methodologies between the most conservative method utilized by the Company and a potentially less conservative method utilized by the exchanges or market venues may result in the excess fees on the Company books from time to time which it records as other income.

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

1. Summary of Business and Significant Accounting Policies (continued)

Income Taxes (continued)

Only those income tax benefits that management believes are more likely than not to be sustained, are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Income tax returns for the years from 2009 are open to examination by tax authorities.

Use of Estimates

The process of preparing the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. . Such estimates primarily relate to unsettled transactions and events as of the date of the financial statement. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Fair Value Measurement

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. Fair Value Measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation techniques and inputs applied to the Company's securities measured at fair value on a recurring basis follows.

Certificates of Deposit. Certificates of deposit are valued using the cash balance which equals face value plus accrued interest which are approximated at fair value and are categorized as level 2.

3. Cash Segregated Under Federal and Other Regulations

Cash of $43,243,020 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of introducing brokers ("PAIB").

4. Deposits with Clearing and Depository Organizations

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of $10,000. As of December 31, 2013, the Company had $10,000 on deposit with DTC.

4. Deposits with Clearing and Depository Organizations (continued)

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total clearing fund requirements vary from time to time based on the Company's activities with NSCC. At December 31, 2013, the Company had $2,742,000 on deposit with NSCC. The total clearing fund requirement at December 31, 2013 was $2,514,480.

Under the Company's clearing agreement with the Lek, the Company is required to maintain a minimum deposit of $100,000. As of December 31, 2013, the Company had $100,000 on deposit with Lek.

5. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 1,969,800	$ 51,135
Fees receivable/payable	8,980	266
Receivable from broker-dealers	15,150	-
Receivable from clearing organization	110,017	-
Payable to broker-dealers	-	22,674,470
	$ 2,103,947	$ 22,725,871

6. Receivable from Broker-Dealer Omnibus Account and Payable to Customer Omnibus Account

Amounts receivable from broker-dealer omnibus account represents an amount on deposit with a custodian with whom the Company has an omnibus relationship. Amounts payable to customer omnibus account includes amounts due on cash and transactions with a customer with whom the Company has a clearing agreement and omnibus custody agreement.

7. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due or held on cash and margin transactions. Receivables from customers are generally fully secured by securities held in customers' accounts. The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying statement of financial condition.

8. Related Party Transactions

On January 1, 2013, the Company amended the management agreement under which the Company pays monthly fees to the Parent of $50,000 for management services, $53,000 for processing technology fees, and an incentive fee equal to 10.2% of the Company's monthly modified net income.

The Company provides clearing services to four entities that are affiliated to three members of the Board of Directors of the Parent.

9. Subordinated Borrowings

On July 18, 2012, the Company entered into a subordinated loan agreement with the Parent. The agreement expired on July 18, 2013 and was paid in full upon maturity. Interest was paid monthly at 15% per annum.

On August 30, 2013, the Company entered into a subordinated loan agreement with the Parent. The agreement expires on August 30, 2014 and is payable in full upon maturity. Loans outstanding under the agreement bear interest at 16.5% per annum, which is payable on a monthly basis. At December 31, 2013, the outstanding loan balance totaled $1,000,000.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowing is $1,000,000.

10. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include customers and broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

12. Lease Obligations

The Company operates from a leased office space in Los Angeles. On February 3, 2011, the Company amended the current lease agreement to rent additional space. The current office lease expires on December 31, 2014. Upon expiration of the initial term, the Company has an option to extend the lease for an additional five years with an annual increase in lease payments of 3.5%.

In October 2008, the Company entered into a Commercial Vehicle Lease Agreement with U.S. Bancorp Business Equipment Finance Group for a term of 60 months at $1,320 per month. This vehicle lease expired on September 30, 2013.

The approximate future minimum lease payments on non-cancelable operating leases are as follows:

Year Ending	Office	Equipment	Total
December 31, 2014	$ 283,485	$ 31,566	$ 315,051
December 31, 2015	-	24,312	24,312
December 31, 2016	-	13,467	13,467
	$ 283,485	$ 69,345	$ 352,830

13. Line of Credit

The Company has a $100,000 revolving business line of credit with Bank of America that expires on June 30, 2014. Interest is charged at the bank's prime rate plus three percent. At December 31, 2013, the interest rate was 5.25%. This line of credit is secured by a $100,000 certificate of deposit issued by the bank. There were no borrowings on this line of credit at December 31, 2013.

14. Stockholder's Equity

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, all at a par value of $0.001 per share. As of December 31, 2013, the Parent was the owner of 100% (4,917,735 shares) of the issued common stock of the Company. The Company paid $200,000 during 2013 to the Parent as return of capital.

15. Income Taxes

The Company's taxable income or loss is included in the consolidated tax return filed by the Parent. In the consolidated tax return the Company's taxable income is reduced by the Parents taxable loss in arriving at the taxable loss at the consolidated level. If the result of current year consolidation is taxable income then such income is further offset by the consolidated carry forward losses. The Company's taxable profits were fully offset by taxable losses at the Parent and no current tax was due at the consolidated level.

The Company has recorded a deferred tax asset for the expected future benefit of net operating losses carried forward of approximately $4.7 million and $5.0 million, for Federal and State purposes, respectively, at December 31, 2013. These net operating losses will expire between the years 2018 and 2033. At December 31, 2013, the Company had recorded a deferred tax asset of $1,979,917 and had also recorded a valuation allowance of $1,979,917 because it believes that the deferred tax asset may not be fully realized.

16. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, the Company had net capital of $2,747,107 which was $2,342,842 in excess of its required net capital of $404,265. The Company is required to have a $1,000,000 minimum net capital based on the agreement with the NSCC and Scotia.

17. Contingencies

As a result of a routine financial and operational examination of the Company in 2010, Chicago Board Options Exchange ("CBOE") staff issued notices indicating that there may be reasonable grounds to believe that the Company and some employees have violated certain CBOE rules. CBOE staff referred the matter to its Business Conduct Committee ("BCC") which, on June 24, 2011, issued an Amended and Restated Statement of Charges ("Amended Charges") against the Company, the Chief Compliance Officer, the President and Chief Operating Officer, and the Chief Executive Officer. The Amended Charges allege that the Company violated various CBOE and SEC rules relating to customer identification, margin and supervisory systems for sponsored access customers. The BCC commenced the hearing in August, 2012 and finished in December 2012. On February 14, 2014, the BCC issued a decision in the matter in which the following sanctions have been imposed: a censure of the Company, the current Chief Executive Officer ("CEO") (who was the former Chief Operating Officer ("COO"), and the current CEO of the Parent (formally the CEO of the Company); a $1,000,000 joint and several fine, and the current acting CEO and current CEO of the Parent are barred for six consecutive months, in all capacities, from acting as an or associating with any Exchange Trading Permit Holder of the CBOE. The Company and its counsel disagree with the decision and plan to appeal the BCC's decisions with the Board of the CBOE and will vigorously defend its position.

In August 2011, the SEC issued an Order Directing Private Investigation in the matter of clearing firms providing sponsored or direct market access, and issued a subpoena to the Company in connection with that investigation. The subpoena sought information regarding ETC's customer relationships, anti-money laundering compliance program, loans made to customers by unaffiliated third parties, and customer trading activities. Subsequently, the SEC issued subpoenas for the sworn testimony of certain current and former employees of the Company. The Company has produced documents responsive to the subpoena and made its employees available for testimony. Management believes that the resolution of these matters will not result in any material adverse effects on the Company's financial position.

17. Contingencies (continued)

In June 2013, FINRA performed a routine audit of the Company's compliance with FINRA and SEC rules. On December 16, 2013, FINRA had an exit interview in which FINRA informed the Company about its observation in the ten exception areas which it believes were exception to FINRA and/or SEC rules. On February 26, 2014, FINRA issued its report of the examination of the Company which formally identified the findings and exceptions. The majority of these ten exceptions have been already addressed by the Company. The Company is in the process of responding to FINRA in regards to each of these and in some areas improving its compliance procedures.

One of the exceptions identified in the report is relating to the definition of customers which is similar to the CBOE matter as described above. The Company defines and identifies a customer where there is an account since all the contractual and legal agreements are at the account level. FINRA and CBOE consider that each trader of an account should be treated as a customer. FINRA has referred this matter to their enforcement team for further review. The Company disagrees with FINRA's position and is in the process of notifying FINRA about the same.

The Company, in conjunction with legal counsel, believes that the Company has appropriately applied SEC rules relating to the definition of customers and it plans to vigorously defend its position before the CBOE and FINRA, and to the SEC on appeal if necessary. Should the Company ultimately be unsuccessful in defending these matters, including any potential appeals to the SEC, it may have significant impact on the Company's operations as well as certain computations related to the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and the information relating to the possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission and compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

There is an uncertainty about the outcome of this matter. The accompanying statement of financial condition does not reflect any adjustments as a result of this uncertainty.

17. Contingencies (continued)

The Company is required to file its December 31, 2013, financial statements with the SEC and FINRA within 60 days of the its year end. On February 25, 2014, the Company requested from the SEC and FINRA additional time to complete the audit of its 2013 financial statements. On February 26, 2014, FINRA notified the Company that the request for additional time was denied. FINRA rules require the Company to pay a fine of $100 per day for delay in filing the annual audit. The Company filed its annual audited of the financial statements with the SEC and FINRA on March 7, 2014.